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                            September 13, 2022

       Serena Shie
       Chief Financial Officer
       Model Performance Mini Corp.
       Cheung Kong Center
       58th Floor, Unit 5801
       2 Queens Road Central
       Central
       Hong Kong

                                                        Re: Model Performance
Mini Corp.
                                                            Registration
Statement on Form F-4
                                                            Filed August 29,
2022
                                                            File No. 333-267125

       Dear Ms. Shie:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form F-4 filed August 29, 2022

       Risk Factors
       The loss of or a substantial reduction in activity..., page 66

   1. For the related party customer that contributed 11%, 16% and 29% of MMV's revenue in
                                                        2020, 2021 and for the
six months ended June 30, 2022, please identify the customer, summarize the material
terms of your material agreements with this customer, and tell us what consideration you
have given to filing any material agreements you have with
                                                        this customer. Refer to
Item 601(b)(10)(ii)(A) of Regulation S-K.
 Serena Shie
Model Performance Mini Corp.
September 13, 2022
Page 2
General

2. Please update your discussion of the Holding Foreign Companies Accountable Act to
      disclose the Statement of Protocol signed by the PCAOB and the CSRC of
the People   s
      Republic of China on August 26, 2022. Please balance the disclosure regarding the
      Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it still unable to inspect and investigate completely audit firms based in China and Hong Kong.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameSerena Shie
                                                           Division of
Corporation Finance
Comapany NameModel Performance Mini Corp.
                                                           Office of Technology
September 13, 2022 Page 2
cc:       Jane Tam
FirstName LastName